UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Essendant Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296689102

(CUSIP Number)

Sean D. Rodgers, P.C.

Laura Sullivan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Emu Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Staples, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person CO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Arch Investors L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person SP GP (Cayman) Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person PN

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Stefan L. Kaluzny
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,203,631
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,203,631
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.17% (1)
14	Type of Reporting Person IN

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

This statement constitutes Amendment No. 10 to the Schedule 13D relating to the common stock, par value $0.10 per share (the “Common Stock”), of Essendant Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2018 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on May 21, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on June 4, 2018 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on July 31, 2018 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on August 8, 2018 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on August 13, 2018 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on September 4, 2018 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on September 11, 2018 (“Amendment No. 8”) and Amendment No. 9 filed with the SEC on September 14, 2018 (together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the “Schedule 13D”).

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs before the last paragraph in Item 4:

On September 14, 2018, the Issuer, Egg Parent Inc., a Delaware corporation (“Parent”), Egg Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), and Staples, Inc., a Delaware corporation and affiliate of Merger Sub (“Staples”), entered into an Agreement and Plan of Merger (the “Staples Merger Agreement”) providing for the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as the surviving corporation. Pursuant to the Staples Merger Agreement, Merger Sub is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of the Issuer at a purchase price of $12.80 per Share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by Staples with the SEC on September 24, 2018 (the “Schedule TO”), and the related Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Price Range of Shares; Dividends,” “Certain Information Concerning the Purchasing Parties,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement,” “Purpose of the Offer; Plans for the Company,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

Exhibit 99.2	Trading data (previously filed).

Exhibit 99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

Exhibit 99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).

Exhibit 99.5	Letter from Staples, Inc. to Essendant Inc. dated July 31, 2018 (previously filed).

Exhibit 99.6	Letter from Staples, Inc. to Essendant Inc. dated August 13, 2018 and enclosures therewith (previously filed).

Exhibit 99.7	Letter from Staples, Inc. to Essendant Inc. dated September 4, 2018 (previously filed).

Exhibit 99.8	Investor Presentation dated September 4, 2018 (previously filed).

Exhibit 99.9	Press release dated as of September 4, 2018 (previously filed).

Exhibit 99.10	Agreement and Plan of Merger, dated as of September 14, 2018, by and among Essendant Inc., Egg Parent Inc., Egg Merger Sub Inc. and Staples, Inc. (previously filed).

Exhibit 99.11	Joint press release of Essendant Inc. and Staples, Inc., dated September 14, 2018 (previously filed).

Exhibit 99.12	Offer to Purchase, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

Exhibit 99.13	Letter of Transmittal, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

Exhibit 99.14	Joint press release of Essendant Inc. and Staples, Inc., dated September 24, 2018, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2018

EMU INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Chief Executive Officer

STAPLES, INC.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

ARCH INVESTORS L.P.

By:	SP GP (Cayman) Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SP GP (CAYMAN) LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its General Partner

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

99.2	Trading data (previously filed).

99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).

99.5	Letter from Staples, Inc. to Essendant Inc. dated July 31, 2018 (previously filed).

99.6	Letter from Staples, Inc. to Essendant Inc. dated August 13, 2018 and enclosures therewith (previously filed).

99.7	Letter from Staples, Inc. to Essendant Inc. dated September 4, 2018 (previously filed).

99.8	Investor Presentation dated September 4, 2018 (previously filed).

99.9	Press release dated as of September 4, 2018 (previously filed).

99.10	Agreement and Plan of Merger, dated as of September 14, 2018, by and among Essendant Inc., Egg Parent Inc., Egg Merger Sub Inc. and Staples, Inc. (previously filed).

99.11	Joint press release of Essendant Inc. and Staples, Inc., dated September 14, 2018 (previously filed).

99.12	Offer to Purchase, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

99.13	Letter of Transmittal, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

99.14	Joint press release of Essendant Inc. and Staples, Inc., dated September 24, 2018, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.